Mail Stop 3561

February 23, 2010

Dov Charney
President and Chief Executive Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021

> **Re:** **American Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Revised Definitive Proxy Statement on Schedule 14A**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2009, June 30, 2009 and September 30, 2009**
> **File No. 001-32697**

Dear Mr. Charney:

    We have completed our review of your filings and have no further comments at this time.

                                        Sincerely,


                                        John Reynolds
                                        Assistant Director